FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, May 4, 2011

FAIRFAX ANNOUNCES CASH TENDER OFFER FOR UP TO US$500 MILLION AGGREGATE PRINCIPAL AMOUNT OF NOTES

Fairfax Financial Holdings Limited (TSX: FFH) (TSX: FFH.U) (“Fairfax”) announced today that it has commenced an offer to purchase for cash (the “Offer”) up to US$500 million (the “Tender Cap”) aggregate principal amount of the series of outstanding notes listed in the table below (collectively, the “Notes” and each a “Series” of Notes) of Fairfax and its wholly-owned subsidiaries Odyssey Re Holdings Corp. (“OdysseyRe”) and Crum & Forster Holdings Corp. (“Crum & Forster”).  The terms and conditions of the Offer are described in the Offer to Purchase, dated May 4, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”).  The following table sets forth the Notes that are subject to the Offer and certain other terms of the Offer:

Title of Securities	Issuer	CUSIP Numbers	Aggregate Principal Amount Outstanding	Acceptance Priority Level	Maximum Tender Amount	Tender Offer Consideration(1)	Early Tender Payment(1)	Total Consideration(1)(2)
7.750% Senior Notes due 2012	Fairfax	303901AN2	$180,568,000	1	$80,000,000	$1,035.75	$30.00	$1,065.75
7.750% Senior Notes due 2017	Crum & Forster	228800AF5	$330,000,000	2	$135,000,000	$1,075.20	$30.00	$1,105.20
7.750% Senior Notes due 2017	Fairfax	303901AP7	$282,625,000	3	$120,000,000	$1,083.10	$30.00	$1,113.10
7.650% Senior Notes due 2013	OdysseyRe	67612WAC2	$225,000,000	4	$90,000,000	$1,105.00	$30.00	$1,135.00
6.875% Senior Notes due 2015	OdysseyRe	67612WAD0	$125,000,000	5	$45,000,000	$1,116.25	$30.00	$1.146.25
8.250% Senior Notes due 2015	Fairfax	303901AC6	$90,864,000	6	$30,000,000	$1,145.00	$30.00	$1,175.00
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(1)	Per $1,000 principal amount of Notes tendered and accepted for purchase.
(2)	Inclusive of the Early Tender Payment.

The Notes will be purchased in accordance with, and in the order of, the Acceptance Priority Levels set forth in the table above.  Notes with a higher Acceptance Priority Level will be purchased before those with a lower Acceptance Priority Level.  The principal amount of all Notes that may be purchased in the Offer will not exceed the Tender Cap and the principal amount of a Series of Notes that may be purchased in the Offer will be subject to the Maximum Tender Amount applicable to such Series.  The principal amount of Notes purchased in the Offer will be prorated as set forth in the Offer to Purchase.

The Offer will expire at 8:00 a.m., New York City time, on Thursday, June 2, 2011 unless extended by Fairfax (such time and date, as may be extended, the “Expiration Date”).  Holders of each Series of Notes that validly tender and do not validly withdraw their Notes in the Offer at or prior to 5:00 p.m., New York City time, on Tuesday, May 17, 2011 (the “Early Tender Date”), and whose Notes are accepted for purchase by Fairfax will be entitled to receive the applicable Total Consideration set forth in the table above per US$1,000 principal amount of Notes of that Series tendered and accepted for purchase, which includes the Early Tender Payment.  Holders of each Series of Notes that are tendered in the Offer after the Early Tender Date but at or prior to the Expiration Date and are accepted for purchase by Fairfax will receive in respect of their Notes purchased the applicable Tender Offer Consideration set forth in the table above per US$1,000 principal amount of such Notes, which is equal to the applicable Total Consideration less the Early Tender Payment.  In addition, holders of Notes accepted for purchase will receive payment of accrued and unpaid interest on their purchased Notes from the last interest payment date applicable to such Notes to, but not including, the applicable date of payment for such Notes.

Fairfax expects to accept for payment a portion (as further described in the Offer to Purchase) of the Notes that are validly tendered and not validly withdrawn on or prior to the Early Tender Date, subject to the Tender Cap, the applicable Maximum Tender Amounts and Acceptance Priority Level with respect to each Series of Notes and the proration procedures described in the Offer to Purchase, on a date (the “Early Acceptance Date”) promptly following the later of the Early Tender Date and the fulfillment or waiver of the conditions to the Offer.  Settlement of the purchase of Notes accepted for purchase on the Early Acceptance Date will occur on a date promptly thereafter (such settlement date being referred to as the “Early Settlement Date”).  The Early Acceptance Date is expected to be May 19, 2011.  Subject to the terms and conditions set forth in the Offer to Purchase (including the Tender Cap, the applicable Maximum Tender Amount and Acceptance Priority Level with respect to each Series of the Notes and the proration procedures described in the Offer to Purchase), Fairfax expects to purchase for payment promptly following the Expiration Date additional Notes tendered in the Offer and not accepted for purchase on the Early Acceptance Date.

Under certain circumstances, and as more fully described in the Offer to Purchase, Fairfax may terminate the Offer before the Expiration Date.  The obligation of Fairfax to accept for purchase and pay for Notes validly tendered pursuant to the Offer is conditioned on satisfaction or waiver of a number of conditions set forth in the Offer to Purchase, including the financing condition described in the Offer to Purchase.  If the Early Settlement Date occurs, then Fairfax will be deemed to have waived substantially all of the conditions to the Offer.  The Offer is not conditioned upon any minimum principal amount of any Series of Notes being tendered.

Holders may withdraw Notes validly tendered at any time prior to 5:00 p.m., New York City time on Tuesday, May 17, 2011 but, except as provided in the Offer to Purchase or required by law, after such time Notes may not be validly withdrawn.

The complete terms and conditions of the Offer are set forth in the Offer to Purchase and Letter of Transmittal that is being sent to holders of the Notes.  Holders are encouraged to read those documents carefully before taking action with respect to the Offer.

BofA Merrill Lynch is the Lead Dealer Manager for the Offer.  Questions regarding the Offer may be directed to BofA Merrill Lynch Debt Advisory Services at (888) 292-0070 (toll-free) or (980) 388-9217 (collect).  Global Bondholder Services Corporation has been retained as depositary and information agent for the Offer.  Requests for documents may be directed to Global Bondholder Services Corporation by telephone at (866) 387-1500 (toll-free) or in writing at 65 Broadway – Suite 404, New York, New York 10006, Attention: Corporate Actions.  Fairfax is making the Offer only by, and pursuant to the terms and conditions set forth in, the Offer to Purchase and the related Letter of Transmittal.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities.  No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                         John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946